

January 29, 2014

Via E-mail
Hugh J. Gallagher
Chief Financial Officer
AmeriGas Partners, L.P.
460 North Gulph Road
King of Prussia, PA 19406

> **Re:     AmeriGas Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed November 29, 2013**
> **File No. 001-13692**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page F-10

Note  2 – Significant Accounting Policies, page F-11

Revenue Recognition, page F-12

1.  We note you identified an error in accounting for certain customer credits and that you corrected the error in the current period.  Please tell us the nature of the customer credits, the effects of the error on prior reported periods, how you determined the effects were not material to current and prior periods and how you applied the restatement guidance when accounting for the correction of an error.  In addition, please provide your materiality assessment.  Please refer to ASC 250-10-45 and ASC 250-10-S99.

Net Income (Loss) Per Unit, page F-14

2. Please tell us your consideration of including a reconciliation of the numerator used in your calculation of net income per unit. Please refer to ASC 260-10-50.

Note 6 – Debt F-18

3. We note that the 6.75% Notes and the 7% Notes are fully and unconditionally guaranteed on a senior unsecured basis by AmeriGas Partners. Please revise your disclosure to state, if true, that the parent has no independent assets or operations and that any other subsidiaries other than the subsidiary issuer are minor, or provide the condensed consolidating financial information required by Rule 3-10 of Regulation S-X.

Note 9 – Property, Plant and Equipment, page F-20

4. Please tell us your consideration of disclosing depreciation expense for each year presented. Please refer to ASC 360-10-50-1a.

Note 12 – Commitments and Contingencies, page F-24

Contingencies, page F-24

5. We note that you cannot estimate the reasonably possible loss or range of loss related to the environmental matters or the potential impact of the FTC investigation. Given that the Saranac Lake matter has been in existence for more than five years and the settlement of the cylinder investigation in California which appears to be similar to the FTC investigation, please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

6. We also note your disclosure in the last paragraph that it is reasonably possible that some of the matters could be resolved unfavorably and result in losses in excess of recorded amounts. Please explain to us how you are able to estimate loss accruals for those matters and why you cannot estimate the possible range of loss in excess of the amounts accrued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief